Mail Stop 4561

October 9, 2007

Nancy E. Cooper
Executive Vice President
  and Chief Financial Officer
CA, Inc.
One CA Plaza
Islandia, NY 11749

> **Re:** **CA, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed May 30, 2007**
> **File No. 001-09247**

Dear Ms. Cooper:

We have reviewed your response letter dated September 7, 2007 and the above referenced filing and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Consolidated Statements of Operations, page 76

1.   We note your response to prior comment number 3 which states that you believe it is appropriate to record certain cost of sales (i.e., royalty, manufacturing and product support expenses) as operating expenses because the total amount of these expenses are less than 10% of total operating expenses and the related revenues. Please tell us how you considered the significance of the total amount

of royalty, manufacturing and product support expenses to your total cost of sales when concluding that you are not required to report theses expenses as cost of sales. In addition, it appears that the royalty, manufacturing and product support expenses plus the amortization of capitalized software costs represent the cost of sales for your license, subscription and maintenance revenues. If you agree, please tell us how you considered the significance of the total amount of cost of sales for your license, subscription and maintenance revenues in relation to related revenue when concluding that your current classification is appropriate.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Jason Niethamer at 202-551-3855, Chris White at 202-551-3461 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief